SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

DDi CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

233162502

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233162502	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,408,811
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,408,811
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%[1]
14	TYPE OF REPORTING PERSON* PN

Based on 22,612,009 shares of common stock of DDi CORP. (the “Issuer”) outstanding at May 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 9, 2007.

CUSIP No. 233162502	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,408,811[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 100,989[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,408,811[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 100,989[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,811[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,408,811 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 100,989 shares of Common Stock held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 22,612,009 shares of common stock of DDi CORP. (the “Issuer”) outstanding at May 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 9, 2007.

CUSIP No. 233162502	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,408,811[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 100,989[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,408,811[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 100,989[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,811[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,408,811 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 100,989 shares of Common Stock owned by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 233162502	13D	Page 5

Based on 22,612,009 shares of common stock of DDi CORP. (the “Issuer”) outstanding at May 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 9, 2007.

CUSIP No. 233162502	13D	Page 6

Item 1.

Security and Issuer

Common Stock of DDi CORP. (“Common Stock”)

1220 Simon Circle

Anaheim, California 92806

Item 2.

Identity and Background

(a)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

(b)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”).  RIM is the investment advisor to other clients pursuant to investment advisory agreements.

(d)

N/A

(e)

N/A

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

RIP’s purchases were made with its funds.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

On May 8, 2007, Bryant Riley was elected to the Issuer’s Board of Directors at the Issuer’s Annual Meeting of Stockholders.  Mr. Riley was recommended to the Board of Directors by its Nomination and Corporate Governance Committee and nominated by the Board of Directors.

The Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors.  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, seeking additional representation on the Board of Directors, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take

CUSIP No. 233162502	13D	Page 7

into consideration such factors as it deems relevant, including without limitation Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

The following are transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 days.

Master	Trade Date	Trans Code	Quantity	Price
	3/20/2007	BY	4,462	6.524
	5/10/2007	BY	42,965	6.65

Investment Advisory Client	Trade Date	Trans Code	Quantity	Price
	03/20/2007	BY	320	6.524
	05/10/2007	BY	3,135	6.65

(d)

As the beneficial owner of 100,989 of the Issuer’s Common Stock, RIM’s advisory clients are entitled to any dividends or proceeds paid, not any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM and RIP are described above under Item 2(c) above.  The relationship between RIM and other investment advisory clients are described under Item 2(c) above.

Item 7.

Material to be filed as Exhibits

Not applicable.

CUSIP No. 233162502	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley